May 13, 2004

FIRST QUARTER REPORT
MARCH 31, 2004

Management's Discussion and Analysis

Aurizon reports financial results for the first quarter of 2004, which have been prepared on the basis of available information up to May 4, 2004.   This Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.  The first quarter was highlighted by the following activities at Casa Berardi:

  Shaft sinking studies and related preparatory work initiated.

  Ramp extension completed and 113 Zone accessed at the 550 metre level.

  Definition drilling of 113 Zone confirming previous surface drill results.

  Feasibility study awarded to Met-Chem.

  Surface exploration drill program initiated in the East Mine area.

Aurizon reported operating cash flow of $472,000 in the first quarter of 2004, compared to cash flow of $281,000 for the same period of 2003.

Gold production for the quarter matched forecast at 8,715 ounces and was 14% higher than the 7,672 ounces produced in the same period of 2003.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2004, the Company adopted a new accounting policy for revenue recognition, changing from the production method to the sales method.  The Company has elected to apply this policy on a prospective basis.  Previously, the Company recognized revenue from metals when they had been extracted and processed at the mill facilities.  Under the new policy, revenue is recognized when the metals have been delivered and title is passed to a purchaser.

Accounting Guideline 13, in respect of hedge accounting, became effective January 1, 2004 for the Company.  As permitted by the new accounting guideline, the Company has elected not to apply hedge accounting to its derivative instruments, and accordingly, gains or losses arising from the use of derivative instruments, both realized and unrealized, will be charged to operations.

FINANCIAL RESULTS

During the three months ended March 31, 2004, Aurizon incurred a net loss of $296,000, or nil cents per share, compared to a net loss of $53,000, or nil cents per share, in the first quarter of 2003.  Cash flow from operating activities increased 68% to $472,000 in the first quarter of 2004, compared to cash flow of $281,000 for the same period of 2003.

The change in accounting policy for revenue recognition has resulted in the deferment of revenues associated with 2,448 ounces of gold produced, but not sold.  This represents 28% of the gold production for the quarter.  This factor, mitigated by higher realized gold prices, resulted in a 16% decrease in revenue compared to the same period of 2003.  Revenue from mining operations totaled $3.5 million in the first quarter of 2004 compared to $4.1 million for the same period of 2003.  The average gold price realized per ounce during the first quarter was US$413 compared to US$349 for the same period of 2003.

Mine operating costs in the first quarter of 2004 decreased to $2.7 million compared to $3.0 million in 2003.  However, higher mining costs associated with a flatter dipping Zone 8 and a stronger Canadian dollar contributed to higher total cash costs per ounce of US$327 compared to US$260 in 2003.

Depreciation and depletion expense increased in the first quarter of 2004 to $678,000, compared to $629,000 in the same period of 2003.  On a per ounce basis, depreciation and amortization increased to US$85 in 2004 from US$58 in the same period of 2003, due to increased capital expenditures resulting from the shaft deepening activities at Sleeping Giant.

Capital expenditures of $5.3 million were incurred during the first quarter of 2004, of which $4.1 million was invested at Casa Berardi and $1.2 million at Sleeping Giant.  During the same period of 2003, $3.8 million was invested at both Casa Berardi ($2.8 million), and Sleeping Giant ($1.0 million).

Aurizon Mines Ltd.
First Quarter Report
March 31, 2004

Financing activities during the first quarter of 2004 provided $164,000 from the exercise of incentive stock options and private placement warrants compared to $241,000 received in the same period of 2003.

OPERATIONS

The Sleeping Giant Mine produced 17,430 ounces of gold during the first quarter, matching forecast, 14% higher than the 15,344 ounces produced in the first quarter of 2003.  Aurizon’s share of 2004 production was 8,715 ounces.  The average ore grade of 11.8 grams per tonne was 6% higher than plan, although 3% lower than the grade achieved in same period of 2003.

SLEEPING GIANT PRODUCTION

	First QuarterMarch 31

	2004	2003
Tonnes milled	47,418	40,582
Ore grade (grams/tonne)	11.8	12.1
Gold production - ounces	17,430	15,344
Aurizon's 50% share	8,715	7,672
Gold sold	6,267	7,672
Total cash costs/ounce – US$	$327	$260
Depreciation and amortization/ounce – US$	$85	$58

Total production costs/ounce – US$	$412	$318

Difficult mining conditions resulting from a variable-dipping flat Zone 8 together with a production changeover associated with the completion of the shaft sinking, and a strong Canadian dollar, have resulted in a corresponding increase in total cash costs to US$327 per ounce, compared to the US$260 per ounce achieved for the same period of 2003.  The total cash costs in the first quarter were 6% higher than plan.  Operating costs per tonne increased to $162, 13% higher than plan, and 9% higher than the comparable period in 2003.

Shaft infrastructure work associated with the completion of the shaft deepening in December 2003 by 200 metres, continued during the first quarter of 2004.  Aurizon’s share of the shaft-related costs and total capital costs for the first quarter of 2004 was $433,000 and $1.2 million, respectively.

CASA BERARDI

During the first quarter of 2004, the exploration track drift was extended by approximately 476 metres at the 550 metre level, to allow for detailed definition drilling of Zone 113.  More than 8,500 metres of definition drilling was completed in 61 holes during the quarter.  Results to date continue to confirm the continuity of the mineralization.  Approximately 40,000 metres of definition drilling is planned for 2004.

During the first quarter, Met-Chem Canada Inc. was awarded the contract to complete an updated feasibility study at Casa Berardi.  This study, scheduled for completion in October 2004, will provide detailed mine plans, and updated capital and operating cost estimates for the West Mine area of the Casa Berardi project.

As a result of the encouraging definition results to date, engineering and site preparation studies have been initiated in respect of a new production shaft.  A trackless access to the new shaft has commenced at both the 550 and 280 metre levels.  Construction of the shaft collar is estimated to begin during the third quarter of 2004.

OUTLOOK

As at March 31, 2004, cash and working capital exceeded $22 million and the Company remains debt free.

Aurizon’s forecast gold production for 2004 is 34,500 ounces at a total cash cost of US$295 per ounce, based on an average Canadian dollar exchange rate of 1.33.  A change of 0.05 in the Canadian dollar exchange rate impacts total cash costs by approximately US$10 per ounce.

Common Shares (Toronto Stock Exchange – ARZ)
	March 31,	Dec. 31,
	2004	2003

Issued	97,572,619	97,362,619
Fully-diluted	107,262,826	107,262,826
Weighted average	97,519,286	81,762,760

Aurizon Mines Ltd.
First Quarter Report
March 31, 2004

Summary of Quarterly Results

	2004		2003
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Revenue	$3,681,446	$5,402,401	$4,804,490	$3,683,087
Net Earnings (Loss)	($296,191)	($90,662)	$7,927	($212,209)
Earnings (Loss) per share - Basic and diluted	(0.00)	($0.00)	($0.00)	($0.00)
	2003		2002
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Revenue	$4,169,655	$4,317,317	$4,028,592	$4,243,485
Net Earnings (Loss)	($52,916)	($971,294)	($626,836)	($1,058,038)
Earnings (Loss) per share - Basic and diluted	(0.00)	($0.02)	($0.01)	($0.02)

CORPORATE

Due to other commitments, Mr. Gerard Gagne has resigned from the Company’s Board of Directors.  The Board of Directors wish to extend their appreciation for his contribution during his term of service as a director, and to wish him well in all his future activities.

Aurizon is a Canadian gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer, at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

Aurizon Mines Ltd.
First Quarter Report
March 31, 2004

Aurizon Mines Ltd.

Consolidated Balance Sheets (unaudited) – As at
(all figures in Canadian Dollars)

	March 31,	December 31,
	2004	2003
	$	$
ASSETS
CURRENT
Cash and cash equivalents	22,463,078	27,080,839
Bullion settlements	-	781,685
Accounts receivable	1,390,596	1,498,872
Refundable tax credits	1,736,703	1,736,703
Prepaids	565,515	469,755
Inventories	2,023,063	1,058,177
TOTAL CURRENT ASSETS	28,178,955	32,626,031
RECLAMATION DEPOSITS	573,761	428,650
PROPERTY, PLANT AND EQUIPMENT	8,088,767	7,985,842
MINERAL PROPERTIES	41,867,941	37,570,739
TOTAL ASSETS	78,709,424	78,611,262

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	4,901,072	4,717,569
	4,901,072	4,717,569
ASSET RETIREMENT OBLIGATIONS	2,669,781	2,622,431
FUTURE INCOME TAXES	967,320	967,320
LONG-TERM LIABILITIES	651,405	651,405
TOTAL LIABILITIES	9,189,578	8,958,725

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 3)
Common shares issued – 97,572,619
(2003 – 97,362,619)	121,914,473	121,750,973
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION	414,000	414,000
DEFICIT	(53,551,570)	(53,255,379)
TOTAL SHAREHOLDERS’ EQUITY	69,519,846	69,652,537
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	78,709,424	78,611,262

The attached notes form an integral part of these consolidated financial statements

Aurizon Mines Ltd.

First Quarter Report
March 31, 2004

Consolidated Statements of Operations and Deficit (unaudited) -- For the three months ended March 31,

(269,868)

	2004		2003
	$		$
REVENUE			(As Restated)
Mining operations	3,456,986		4,114,749
Interest and other income	224,460		54,906
	3,681,446		4,169,655
EXPENSES
Operating costs	2,699,311		3,017,210
Depreciation and depletion	678,334		629,469
Accretion	22,097		44,130
Administrative and general costs	552,460		472,611
Gain on sale of property, plant and equipment	(37,500)		-
Foreign exchange gain	(42,529)		-
Capital taxes	79,141		42,524
	3,951,314		4,205,944
EARNINGS (LOSS) FOR THE PERIOD BEFORE INCOME TAXES		(36,289)
INCOME TAX EXPENSE	(26,323)		(16,627)
NET LOSS FOR THE PERIOD	(296,191)		(52,916)
DEFICIT – BEGINNING OF PERIOD
AS PREVIOUSLY REPORTED	(53,255,379)		(54,319,868)
CHANGE IN ACCOUNTING POLICY (Note 2)	-		1,365,643
DEFICIT - AS RESTATED	(53,255,379)		(52,954,225)
DEFICIT – END OF PERIOD	(53,551,570)		(53,007,141)
LOSS PER SHARE - Basic and diluted	(0.00)		(0.00)
Weighted average number of common shares outstanding	97,519,286		63,296,637

Aurizon Mines Ltd.

First Quarter Report
March 31, 2004

Consolidated Statements of Cash Flow (unaudited) – For the three months ended March 31,

	2004	2003
	$	$
		(As Restated)
OPERATING ACTIVITIES
Net loss for the period	(296,191)	(52,916)
Add (deduct) items not requiring an outlay of cash:
Depreciation and depletion	699,692	652,714
Accretion	22,097	44,130
Gain on sale of property, plant and equipment	(37,500)	-
Unrealized foreign exchange gain	(42,529)	-
	345,569	643,928
Decrease (increase) in non-cash working capital items	126,298	(363,216)
	471,867	280,712
INVESTING ACTIVITIES
Property, plant and equipment	(266,058)	(143,851)
Reclamation deposits	(145,111)	-
Mineral properties	(4,946,959)	(3,668,618)
Proceeds on disposal of property, plant and equipment	105,000	5,000
	(5,253,128)	(3,807,469)
FINANCING ACTIVITIES
Issuance of shares	163,500	241,205
	163,500	241,205
DECREASE IN CASH AND CASH EQUIVALENTS	(4,617,761)	(3,285,552)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	27,080,839	12,441,888
CASH AND CASH EQUIVALENTS - END OF PERIOD	22,463,078	9,156,336

Aurizon Mines Ltd.
First Quarter Report
March 31, 2004

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

     1.

    Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2003.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

     2.

    Change in Accounting Policies

a)

Revenue Recognition

Effective January 1, 2004, the Company has elected to apply a new CICA Accounting Standard, EIC 141, for revenue recognition, on a prospective basis.

Previously the Company recognized revenue from metals when they had been extracted and processed at the mill facilities.  Under the new standard, revenue is recognized when the metals have been delivered, and title is passed to a purchaser.

The adoption of the new standard has resulted in a decrease in bullion settlements of $781,685 and an increase in inventories of $1,079,012.  The effect on operations for the period ended March 31, 2004 was an increase in the net loss of $33,296.

b)

Hedging Transactions

The CICA has issued Accounting Guideline 13, “Hedging Relationships,” (AcG 13) which is effective January 1, 2004 for the Company.  AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting.  It also establishes conditions for applying or discontinuing hedge accounting.

The Company does not intend to apply hedge accounting to its derivative instruments and accordingly gains or losses arising from the use of derivative instruments, both realized and unrealized, will be charged to operations.  For the quarter ended March 31, 2004, this resulted in an unrealized foreign exchange gain of $42,529 being charged to operations.

c)

Asset Retirement Obligations

On January 1, 2003, the Company retroactively adopted the new CICA Accounting Standard, section 3110 for asset retirement obligations.  The adoption of the new standard in 2003 resulted in a $1,365,643 credit to the opening deficit.

Aurizon Mines Ltd.
First Quarter Report
March 31, 2004

     3.

    Share Capital

a)

            Warrants

Warrants issued pursuant to private placements as at March 31, 2004 and the changes during the periods ended on those dates is presented below.  One warrant is exchangeable for one common share:

	Three months ended March 31,		Three months ended March 31,
	2004		2003
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	6,886,207	$2.32	5,358,055	$0.75
Exercised	(50,000)	$1.35	(94,100)	$0.65
Outstanding at end of period	6,836,207	$2.33	5,263,955	$0.75

b)

            Incentive Stock Options

The Company maintains an incentive stock option plan (“the plan”) covering officers, directors and certain key employees.  The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant.  The maximum number of options available under the plan may not exceed 7,000,000 shares.

The status of stock options granted to officers, directors and employees as at March 31, 2004 and the changes during the periods ended is presented below:

	Three months ended March 31, 2004		Three months ended March 31, 2003
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	3,014,000	$1.31	4,087,000	$0.93
Exercised	(160,000)	$0.60	(226,800)	$0.79
Outstanding at end of period	2,854,000	$1.35	3,860,200	$0.94

4.

Commitments

At March 31, 2004, the Company has a commitment to incur $4,995,000 of eligible flow through expenditures at Casa Berardi prior to December 31, 2004, of which $2,808,000 has been incurred to date.